Exhibit 99.1

PAN AMERICAN SILVER ANNOUNCES FIRST SILVER POURED AT
MANANTIAL ESPEJO AND PROVIDES GENERAL UPDATE
(All amounts in U.S. dollars unless otherwise indicated)

Vancouver, B.C. – January 8, 2009 – Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) is pleased to announce that its new Manantial Espejo silver and gold mine in Argentina began pouring dore on December 29, 2008.

Construction at Manantial Espejo, the Company’s eighth silver mine is substantially complete and the mill start-up activities, which began in late November, are in full swing, including achievement of the first production of silver and gold dore.  Open pit and underground mining continue and previously stockpiled ore is currently being fed into the processing circuit.

As of December 31, 2008, approximately 10,000 ounces of silver and 230 ounces of gold had been poured.  Another 65,000 ounces of silver and 1,200 ounces of gold remained in precipitate and will be poured into dore and shipped by mid-January.  The initial commissioning and ramp-up of the plant is progressing well and management expects to reach design capacity of 2,000 tonnes per day by the end of the first quarter of 2009.  At feasibility study levels, Manantial Espejo is expected to produce an average of 4 million ounces of silver and 60,000 ounces of gold annually and should be the Company’s lowest cost mine.

Mining Operations and Development Projects Update

Pan American achieved a new annual silver production record of 18.7 million ounces in 2008.  This represents silver production growth of 9% as compared to 2007 and is within 1% of the Company’s 2008 forecast.  Cash costs for the year are estimated to be in the range of $5.75 to $6.10 per ounce of silver produced, net of by-product credits.  During the fourth quarter of 2008, the Company produced approximately 4.6 million ounces of silver at an estimated cash cost in the range of $7.75 to $8.25 per ounce, net of by-product credits.  Cash costs in the fourth quarter were adversely affected by significantly reduced by-product metal prices; costs escalation, particularly in connection with energy and labour; and severance and related employee redundancy costs.  Pan American expects the trend in rising cash costs to begin to reverse commencing late in the first quarter of 2009 in response to actions the Company initiated in November of last year with respect to its mine operating plans and reduction in employment levels.

The Company’s San Vicente expansion project in Bolivia is also nearing mechanical completion with the commissioning team in place.  Efforts are now focused on finishing the installation of the SAG and ball mills, the electrical and instrumentation, and the main water supply pumping system.  The tailings dam, the crushing plant, the flotation circuits, and the thickening and filtration circuits are essentially complete.  Expansion of the underground mine is also progressing on schedule with the development of the new mechanized zone in the Litoral vein well advanced.  Management expects commissioning activities to begin in late January 2009 with the first ore expected to be fed to the plant in February 2009.  At feasibility study levels, San Vicente is expected to contribute an average of 2.9 million ounces of silver annually.

After a detailed review of all its mines, the Company has decided to initiate the process necessary to suspend operations at its Quiruvilca mine in Perú during 2009.  Quiruvilca has been in operation for over 80 years and more recently has become increasingly reliant on base metal production, particularly zinc.  Declining base metal prices have rendered current reserves uneconomic.

Quiruvilca contributed less than 8% to the Company’s total silver production in 2008 and was expected to contribute even less, on a percentage basis, in 2009.  The Company intends to significantly reduce underground development, maximize existing developed ore and prioritize the most cost efficient areas of the mine while methodically preparing the mine for a period of care and maintenance.  These activities could take approximately 6 to 8 months to complete.  As a result of this decision, the Company expects to write-down the remaining carrying value of the mine of approximately $ 12.4 million in the fourth quarter of 2008.

Financial Update

Pan American anticipates that its fourth quarter and 2008 year end financial results, which will be released in mid-February, will be negatively impacted by several atypical charges which will likely include: 1) an estimated $12.4 million charge for the write-down of Quiruvilca’s carrying value, 2) negative provisional pricing adjustments of approximately $8.8 million for concentrate shipments made in the third quarter but where final pricing had not yet been settled, 3) a foreign currency loss of approximately $8.6 million, primarily due to holding Canadian dollar cash balances while the US dollar strengthened, 4) a mark to market and realized loss of $12.1 million on the Company’s foreign exchange forward positions for Peruvian Soles and Mexican Pesos which are used to pay local in-country operating expenses, partially offset by a mark to market and realized gain of $6.4 million on the Company’s zinc and lead forward sales positions, and 5) an estimated $1.1 million charge for employee reduction programs.  It should be noted that all of the above charges are current estimates and are subject to further adjustments during the upcoming 2008 year end accounting close, which will include the usual assessment of the carrying values of all the Company’s assets.

After absorbing these anticipated expenses, the Company’s balance sheet remains solid.  Pan American expects to end 2008 with cash and short-term investments of approximately $34 million, working capital in excess of $115 million, no debt, an un-drawn $70 million credit facility for strategic corporate development opportunities, and nearly all of its capital expenditures at Manantial Espejo and San Vicente completed.

2009 Forecast

In 2009, Pan American is forecasting silver production of 21.5 million ounces (excluding silver production from residual mining at Quiruvilca), an increase of 15% as compared to 2008.  With the inclusion of Manantial Espejo, the Company also expects to more than double its gold production to 85,000 ounces in 2009.  Cash costs for 2009 are forecast in the range of $6.00 to $6.50 per ounce for the full year, with higher costs expected in the first two quarters, before the lower cost Manantial Espejo mine ramps up to full capacity.  To calculate by-product credits which are included in the 2009 estimated cash costs, the Company has used forecasted average zinc and gold prices of $1,150 per tonne and $725 per ounce respectively.

At the current silver price of approximately $11.00 per ounce, the Company expects to generate significant positive net cash flows in 2009, after covering all planned capital expenditures, exploration programs, administrative charges and taxes.

Commenting on today’s announcement, Geoff Burns, President & CEO said, “The development of Manantial Espejo has been one of our critical growth projects and after two years of extraordinary effort, it is extremely rewarding to now be pouring silver and gold at our newest and what we expect to be our lowest cost mine.”  Mr. Burns added, “The second half of 2008 was a very challenging period for the mining industry and for Pan American.  We had to make some tough decisions with respect to our assets and our people and the fourth quarter financial results will reflect the implementation of those decisions.  However, we achieved a new record for silver production in 2008, our balance sheet remains solid, and we are forecasting an additional 15% production growth in 2009 fueled by the start up of Manantial Espejo.  By the end of the 1st quarter of this year we will have completed the task of optimizing our operating plans to generate significant net cash flows at today’s prices.  We have and will continue to take the necessary steps to remain resilient, and I am very confident that Pan American enters 2009 as a much stronger company, well positioned to reap the rewards of improving silver and gold prices.”

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company has eight operating mines in Mexico, Peru, Bolivia, and Argentina.

Technical information contained in this news release has been reviewed by Michael Steinmann, P.Geo., Executive Vice President Geology & Exploration, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company’s Qualified Persons for the purposes of NI 43-101.

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS NEWS RELEASE, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”.  SUCH FORWARD-LOOKING STATEMENTS AND INFORMATION INCLUDE, BUT ARE NOT LIMITED TO STATEMENTS AS TO: THE POURING OF DORE AT MANANTIAL ESPEJO FROM SILVER AND GOLD IN PRECIPITATE; THE ESTIMATED DATE FOR COMPLETION OF THE COMMISSIONING AND RAMP-UP OF THE PROCESSING CIRCUIT AT MANANTIAL ESPEJO TO DESIGN CAPACITY; ESTIMATED ANNUAL SILVER AND GOLD PRODUCTION AND CASH COSTS AT MANANTIAL ESPEJO; PAN AMERICAN’S ESTIMATED ANNUAL AND FOURTH QUARTER CASH COSTS FOR 2008; THE ESTIMATED DATE TO BEGIN COMMISSIONING ACTIVITIES AT SAN VICENTE; ESTIMATED ANNUAL PRODUCTION AT SAN VICENTE; THE ESTIMATED TIME NECESSARY TO PREPARE QUIRUVILCA FOR A PERIOD OF CARE AND MAINTENANCE; THE ESTIMATED WRITE DOWN OF QUIRUVILCA’S CARRYING VALUE AND OTHER EXTRAORDINARY 2008 FOURTH QUARTER CHARGES; PAN AMERICAN’S ESTIMATED CASH, SHORT TERM INVESTMENTS, WORKING.CAPITAL, DEBT AND REMAINING CAPITAL EXPENDITURES AT MANANTIAL ESPEJO AND SAN VICENTE AS AT THE END OF 2008; PAN AMERICAN’S 2009 FORECAST ANNUAL SILVER AND GOLD PRODUCTION, CASH COSTS AND POSITIVE NET CASH FLOW: AND FORECAST AVERAGE ZINC AND GOLD PRICES FOR 2009.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH FORWARD-LOOKING STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

FORWARD-LOOKING STATEMENTS OR INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS.  SUCH FACTORS INCLUDE, AMONG OTHERS:  FLUCTUATIONS IN THE SPOT AND FORWARD PRICE OF SILVER, GOLD, BASE METALS OR CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN THE CURRENCY MARKETS (SUCH AS THE PERUVIAN SOLE AND MEXICAN PESO VERSUS THE U.S. DOLLAR); CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS, REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, PERU, MEXICO, ARGENTINA, BOLIVIA, THE UNITED STATES OR OTHER COUNTRIES IN WHICH THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; OPERATING OR TECHNICAL DIFFICULTIES IN CONNECTION WITH MINING OR DEVELOPMENT ACTIVITIES; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL

EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; BUSINESS OPPORTUNITIES THAT MAY BE PRESENTED TO, OR PURSUED BY, THE COMPANY; THE COMPANY’S ABILITY TO SUCCESSFULLY INTEGRATE ACQUISITIONS; AND CHALLENGES TO THE COMPANY’S TITLE TO PROPERTIES; AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION “RISK RELATED TO PAN AMERICAN’S BUSINESS” CONTAINED IN THE COMPANY’S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS OR INFORMATION, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED.  THERE CAN BE NO ASSURANCE THAT ANY FORWARD-LOOKING STATEMENTS OR INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS OR INFORMATION.  ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS OR INFORMATION.